UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
MENTOR CORPORATION
(Name of Subject Company)
MENTOR CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
587188103 (Common Stock)
(CUSIP Number of Class of Securities)
Joseph A. Newcomb, Esq.
Vice President, General Counsel and Secretary
Mentor Corporation
201 Mentor Drive
Santa Barbara, California 93111
(805) 879-6000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).
With a Copy to:
Scott M. Stanton, Esq.
Morrison & Foerster llp
12531 High Bluff Drive
San Diego, California 92130
(858) 720-5100
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Dear Customer:
Mentor Corporation (“Mentor”) prides itself on having provided innovative products and best-in-class service to surgeons worldwide for over 30 years. I am writing you today to inform you of an important next stage in the evolution of Mentor as an aesthetics market leader. Mentor and Johnson & Johnson announced today an agreement whereby Johnson & Johnson will acquire Mentor. The offer is conditioned on the tender of a majority of the outstanding shares of Mentor’s common stock, and certain other closing conditions.
Mentor will operate as a stand-alone business unit reporting through ETHICON, Inc., a Johnson & Johnson company and leading provider of suture, mesh and other products for a wide range of surgical procedures. ETHICON is excited to strengthen its presence in aesthetic and reconstructive medicine by delivering a broad range of evidence-based solutions for innovation and enhanced patient outcomes. ETHICON and Mentor share a belief in the future growth of breast aesthetics in particular, and in the important role of breast aesthetics in patients’ self esteem and quality of life.
We are excited for Mentor to join the Johnson & Johnson family of companies. J&J has an established track record of enabling acquired companies to continue to operate as highly entrepreneurial organizations while enhancing the products and services they are able to deliver to the marketplace. Mentor and Johnson & Johnson are both dedicated to continuing to deliver the best science, level of service and a broad range of surgical aesthetic products to meet customer and patient needs.
As you know, Mentor has a deep understanding of the aesthetic marketplace and how to best meet customer and patient needs. As an established leader in aesthetic and reconstructive patient care, we have built a broad portfolio of products and services including MemoryGel™ silicone gel filled breast implants, the Byron line of body sculpting equipment, Prevelle® Silk and Mentor Solutions aesthetic practice management consulting. You can expect the same level of excellent service to continue as we collaborate within ETHICON to bring innovative products to the marketplace, such as our botulinum toxin currently in development.
Please contact your Mentor sales representative for service needs and continue to order product directly from Mentor. I and the entire Mentor management team welcome this opportunity to expand our product and service offering to you and your patients.
Sincerely,
Josh Levine
President and Chief Executive Officer
Mentor Corporation

Notice to Investors:
The tender offer for the outstanding shares of common stock of Mentor Corporation (“Mentor”), has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Johnson & Johnson and a wholly-owned subsidiary of Johnson & Johnson will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Mentor will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to the stockholders of each of Mentor and Johnson & Johnson at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.